Exhibit 99.2

SECOND AMENDING AGREEMENT TO AN ARRANGEMENT
AGREEMENT DATED MARCH 24, 2017

THIS SECOND AMENDING AGREEMENT (this “Agreement”) dated as of June 19, 2017,

AMONG:

HYTERA COMMUNICATIONS CO., LTD., a corporation existing under the laws of the Republic of China (the “Parent”)

- and -

HYTERA PROJECT CORP., a company existing under the laws of the Province of British Columbia (the “Purchaser”)

- and -

NORSAT INTERNATIONAL INC., a company existing under the laws of the Province of British Columbia (the “Company”)

WHEREAS:

(A) The Parent, the Purchaser and the Company have entered into an Arrangement Agreement dated March 24, 2017, as amended by the Amending Agreement dated May 30, 2017 (collectively, the “Arrangement Agreement”); and

(B) The parties wish to amend the Arrangement Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Capitalized Terms

1. Unless the context otherwise requires, all defined terms used in this Agreement will have the same meaning as in the Arrangement Agreement.

Definitions

2. Section 1.1 is amended by deleting the definitions of “Company Termination Payment”, “Consideration” and “Parent Termination Payment” and replacing them with the following:

“Company Termination Payment” means U.S.$3.0 million;

“Consideration” means U.S.$11.50 in cash per Common Share, subject to adjustment pursuant to Section 2.14 and in accordance with Section 2.4 of the Plan of Arrangement;

“Parent Termination Payment” means U.S.$3.0 million;

Plan of Arrangement

3. Section 1.1 of the Plan of Arrangement, attached as Schedule B to the Arrangement Agreement, is amended by deleting the definitions “Arrangement Agreement” and “Share Consideration” and replacing them with the following

“Arrangement Agreement” means the arrangement agreement made as of March 24, 2017, as amended, between the Parent, the Purchaser and the Company, as the same may be supplemented or amended from time to time in accordance with its terms;

“Share Consideration” means U.S.$11.50 in cash per Share, subject to adjustment pursuant to the terms of the Arrangement Agreement and in accordance with the Plan of Arrangement;

4. The Plan of Arrangement, restated to include the change made under paragraph 3 of this Agreement, be in the form attached as Schedule A to this Agreement.

No Other Amendments

5. All of the terms and conditions of the Arrangement Agreement, as amended by this Agreement, will remain in full force and effect.

Entire Agreement, Binding Effect

6. This Agreement, the Arrangement Agreement, the Company Disclosure Letter and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and cancel and supersede all such prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement, the Arrangement Agreement and Company Disclosure Letter and the Confidentiality Agreement.

Further Assurances

7. Each party will, at its own expense and without expense to the other, execute and deliver such further agreements and other documents and do such further acts and things as are necessary to carry out the interest and purpose of this Agreement.

Execution

8. This Agreement may be executed in any number of counterparts, each of which will be deemed to be original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce more than one counterpart. The Parties will be entitled to rely upon delivery of an executed facsimile, PDF email transmission or similar executed electronic copy of this Agreement, and such facsimile, PDF email transmission or similar executed electronic copy will be legally effective to create a valid and binding agreement among the Parties.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto on the day and year first above written.

[Remainder of page intentionally left blank; signature page to follow]

IN WITNESS WHEREOF, the Parent, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HYTERA COMMUNICATIONS CO., LTD.

By:	“Chen Qingzhou”
Name: Chen Qingzhou
Title: Chairman and CEO

HYTERA PROJECT CORP.

By:	“Zeng Hua”
Name: Zeng Hua
Title: Director

NORSAT INTERNATIONAL INC.

By:	“Amiee Chan”
Name: Amiee Chan
Title: President and CEO

Schedule A

PLAN OF ARRANGEMENT
PURSUANT TO DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of those terms will have corresponding meanings:

(a) “Arrangement Agreement” means the arrangement agreement made as of March 24, 2017, as amended, between the Parent, the Purchaser and the Company, as the same may be supplemented or amended from time to time in accordance with its terms;

(b) “Arrangement Resolution” means the special resolution of Shareholders approving the Arrangement to be considered at the Company Meeting;

(c) “Arrangement” means the arrangement pursuant to Division 5 of Part 9 of the BCBCA as set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement, ARTICLE 3 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

(d) “BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

(e) “Board” means the board of directors of the Company;

(f) “Business Day” means any day (other than a Saturday, a Sunday, a statutory or civic holiday on which commercial banks located in Vancouver, British Columbia and Toronto, Ontario are open for the conduct of business;

(g) “Canadian Equivalent of the Share Consideration” means the amount in Canadian dollars of the Share Consideration on the basis of the United States to Canadian dollar daily exchange rate on the date that is three business days immediately preceding the Effective Date as reported by the Bank of Canada;

(h) “Company” means Norsat International Inc., a company existing under the laws of British Columbia;

(i) “Company Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

(j) “Court” means the Supreme Court of British Columbia;

(k) “Depositary” means Computershare Investor Services Inc., as depositary;

(l) “Dissent Rights” has the meaning ascribed thereto in Section 4.1;

(m) “Dissenting Shareholder” means a registered holder of Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(n) “Dissenting Shares” means the Shares held by Dissenting Shareholders;

(o) “Dividend Per Share” the amount per Share declared by the Board as the Permitted Dividend;

(p) “Effective Date” means the date the Purchaser and the Company agree upon in writing as the Effective Date;

(q) “Effective Time” means the time on the Effective Date the Company and the Purchaser agree upon in writing as the Effective Time;

(r) “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time before the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

(s) “Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including any stock exchange) exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

(t) “holder”, when used with reference to any securities of the Company, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of the Company in respect of such securities;

(u) “Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

(v) “Laws” means any applicable laws including international, multinational, federal, national, provincial, state, municipal and local laws (statutory, common or otherwise), constitutions, treaties, conventions, statutes, principles of law and equity, rulings, ordinances, judgments, determinations, awards, decrees, injunctions, writs, certificates and orders, notices, bylaws, rules, regulations, ordinances, or other requirements, policies, guidelines, standards or instruments, whether domestic, or foreign, and the terms and conditions of any grant of approval, permission, authority or licence of other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority having the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more person, means such Laws as are binding upon or applicable to such person or its assets;

(w) “Letter of Transmittal” means the letter of transmittal to be delivered by the Company to Shareholders providing for the delivery of Shares to the Depositary;

(x) “Liens” means any mortgage, hypothec, pledge, assignment, charge, lien, prior claim, security interest, encroachment, option, right of first refusal or first offer, occupancy rights, covenants, restrictions adverse interest, adverse claim, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(y) “Option” means an option to purchase a Share granted by the Company under the Stock Option Plan;

(z) “Optionholder” means a holder of one or more Options;

(aa) “Parent” means Hytera Communications Co., Ltd., a corporation existing under the laws of the People’s Republic of China;

(bb) “Plan of Arrangement” or “Plan” means this plan of arrangement, including any appendices hereto, and any amendments, modifications or supplements hereto made from time to time in accordance with the terms hereof or made at the direction of the Court in the Final Order, with the consent of the Company and the Purchaser, each acting reasonably;

(cc) “Purchaser” means Hytera Project Corp., a company incorporated under the laws of the Province of British Columbia;

(dd) “RSU holder” means a holder of one or more RSUs;

(ee) “RSU Plan” means the Restricted Share Unit Plan of the Company dated May 9, 2012, as may be amended, restated or supplemented;

(ff) “RSUs” means the restricted share units granted by the Company under the RSU Plan;

(gg) “Share Consideration” means U.S.$11.50 in cash per Share, subject to adjustment pursuant to the terms of the Arrangement Agreement and in accordance with the Plan of Arrangement;

(hh) “Shareholder” means a holder of one or more Shares;

(ii) “Shares” means the common shares in the capital of the Company;

(jj) “Stock Option Plan” means the Stock Option Plan of the Company dated May 9, 2012, as may be amended, restated or supplemented;

(kk) “Tax Act” means the Income Tax Act (Canada) including all regulations thereunder; and

(ll) “U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

Any capitalized term used but not defined in this Plan will have the meaning ascribed to such term in the Arrangement Agreement. In addition, words and phrases used in this Plan and defined in the BCBCA and not otherwise defined in this Plan or in the Arrangement Agreement will have the same meaning in this Plan as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

If a date on which an action is required to be taken hereunder by a Party is not a Business Day, such action will be required to be taken on the next day which is a Business Day.

1.5	Time

Time will be of the essence in every matter or action contemplated hereunder. All times expressed in this Plan or in any letter of transmittal contemplated in this Plan are local time (British Columbia) unless otherwise stipulated.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which will occur in the order set forth in this Plan.

2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and will be binding upon the Purchaser, the Company, Shareholders, Optionholders, RSU holders and all beneficial owners of Shares, Options and RSUs in each case without any further act or formality required on the part of any person.

ARTICLE 3
ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below will occur and be deemed to occur in the following sequence, in each case without any further authorization, act or formality of or by the Company, the Purchaser or any other person:

(a) notwithstanding the Stock Option Plan or any agreements or other arrangements relating to the Options, each Option outstanding immediately before the Effective Time (whether vested or unvested) will be transferred from the holder thereof to the Company (free and clear of all Liens) and, subject to ARTICLE 5, in consideration therefor the Company will pay the amount, if any, by which the Canadian Equivalent of the Share Consideration exceeds the exercise price per Common Share of such Option;

(b) at the same time as the steps in Section 3.1(a) (i) each holder of Options will cease to be a holder of such Options, (ii) such holder’s name will be removed from the register of Optionholders, (iii) each Option will be cancelled and the Stock Option Plan and all agreements or commitments relating to the Options will be terminated and will be of no further force and effect, and (iv) such holder will thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(a) at the time and in the manner specified in Section 3.1(a);

(c) notwithstanding the RSU Plan or any agreements or other arrangements relating to the RSUs, each RSU outstanding immediately before the Effective Time (whether vested or unvested) will be transferred from the holder thereof to the Company and, subject to ARTICLE 5, in consideration therefor the Company will pay an amount equal to the Share Consideration;

(d) at the same time as the steps in Section 3.1(c), (i) each holder of RSUs will cease to be a holder of such RSUs, (ii) such holder’s name will be removed from the register of RSU holders, (iii) each RSU will be cancelled and the RSU Plan and all agreements or commitments relating to the RSUs will be terminated and will be of no further force and effect, and (iv) such holder will thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 3.1(c) at the time and in the manner specified in Section 3.1(c);

(e) each issued Share held by a Shareholder (other than a Dissenting Shareholder or the Purchaser or any subsidiary of the Purchaser) will be transferred to the Purchaser (free and clear of any Liens) and, subject to ARTICLE 5, in consideration therefor the Purchaser will pay the Share Consideration;

(f) each Share held by a Dissenting Shareholder will be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Purchaser and the Purchaser will thereupon be obliged to pay the amount therefor determined and payable in accordance with ARTICLE 4 hereof, and the name of such holder will be removed from the central securities register of the Company as a holder of Shares and the Shares so transferred will be cancelled;

(g) at the same time as the steps in Sections 3.1(e) and 3.1(f), with respect to each Share,

(i) the holder thereof will cease to be the holder thereof or to have any rights as a holder in respect of such Share and the name of the holder thereof will be removed from the central securities register of the Company with respect to such Share; and

(ii) legal and beneficial title to such Share will vest in the Purchaser and the Purchaser will be and be deemed to be the transferee and legal and beneficial owner of such Share (free and clear of any Liens) and will be entered in the central securities register of the Company as the sole holder thereof; and

(h) each holder of Shares, Options and RSUs, with respect to each step set out above applicable to such holder, will be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Share, Option or RSU, as the case may be, in accordance with such step.

ARTICLE 4
DISSENT RIGHTS

4.1	Rights of Dissent

Each registered Shareholder may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth under Division 2 of Part 8 of the BCBCA, the Interim Order and this ARTICLE 4 in connection with the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 242 of the BCBCA must be sent to and received by the Company at least two days before the Company Meeting. Shareholders who duly exercise such Dissent Rights and who:

(a) are ultimately determined to be entitled to be paid fair value by the Purchaser for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to the Purchaser pursuant to Section 3.1(f) in consideration of such fair value; or

(b) are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(f) and be entitled to receive only the consideration set forth in Section 3.1(e);

but in no case will the Company or the Purchaser or any other person be required to recognize such holders as holders of Shares after the completion of the steps set forth in Section 3.1, and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Shares as and from the completion of the steps in Section 3.1. For greater certainty, and in addition to any other restriction under Section 242 of the BCBCA, no Optionholder or RSU holder, or a Shareholder who has voted (or instructed a proxyholder to vote) in favour of the Arrangement Resolution, will be entitled to exercise Dissent Rights.

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1	Payments

(a) Following the receipt of the Final Order and before the Effective Date the Purchaser will deposit or arrange to be deposited cash with the Depositary in the aggregate amount equal to payments in respect of Shares required by this Plan of Arrangement to be paid by the Purchaser (calculated without reference to whether any Shareholder has exercised Dissent Rights), which cash will be held by the Depositary for distribution to the Shareholders in accordance with the provisions of the Plan;

(b) At the Effective Time, the Company will pay the amounts, net of applicable withholdings, to be paid to holders of Options and RSUs under Sections 3.1(a) and 3.1(c),

either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque (delivered to such holder of Options or RSUs as applicable, as reflected on the register maintained by or on behalf of the Company in respect of Options and RSUs).

(c) As soon as practicable following the later of the Effective Date and the surrender to the Depositary by or on behalf of a former holder of Shares of a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require (including a certificate which immediately before the Effective Time represented Shares that were transferred under Section 3.1) and as would have been required to effect such transfer under the BCBCA, the articles of the Company and the Securities Transfer Act (British Columbia) after giving effect to Section 3.1 the former holder of such Shares will be entitled to receive the Share Consideration, less any amounts withheld pursuant to Section 5.4.

(d) Subject to Section 5.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately before the Effective Time represented Shares will be deemed after the time described in Section 3.1 to represent only the right to receive from the Depositary upon such surrender the Share Consideration or in the case of a Dissenting Shareholder who is ultimately determined to be entitled to be paid the fair value of the Shares in respect of which they have validly exercised Dissent Rights, the fair value of their Shares, less in each case any amounts withheld pursuant to Section 5.4.

(e) The Company and the Purchaser will cause the Depositary, as soon as a former holder of Shares becomes entitled to the Share Consideration in accordance with Section 5.1(c), to:

(i) forward or cause to be forwarded to such former holder at the address specified in the Letter of Transmittal;

(ii) if requested by such former holder in the Letter of Transmittal make available at the offices of the Depositary specified in the Letter of Transmittal; or

(iii) if the Letter of Transmittal neither specifies an address as described in Section 5.1(e)(i) nor contains a request as described in Section 5.1(e)(ii), forward or cause to be forwarded to such former holder at the address of such former holder as shown on the applicable securities register maintained by or on behalf of the Company immediately before the Effective Time;

a cheque(s) (or other form of immediately available funds) representing the Share Consideration payable to such former holder in accordance with the provisions hereof.

5.2	Loss of Certificates

If a certificate which immediately before the Effective Time represented an outstanding Share that was acquired by the Purchaser pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Share, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, the Share Consideration the former holder of such Share is entitled to receive pursuant to Section 3.1 in accordance with the instructions in such holder’s Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Share will, as a condition precedent to the delivery of such Share Consideration give a bond satisfactory to the Company, the Purchaser and the Depositary in such sum as the Purchaser may direct or otherwise indemnify the Company and the Purchaser in a manner satisfactory to the Company and the Purchaser against any claim that may be made against the Company or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights

If any former holder of Shares fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such former holder to receive the Share Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to the Purchaser or its successor any Share Consideration (including any interest accrued thereon) held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to the Purchaser and will be cancelled. Neither the Company nor the Purchaser, or any of their respective successors, will be liable to any person in respect of any Share Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Company or the Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

5.4	Withholding Rights

Subject to the provisions of any applicable income tax treaty between Canada and the country where the recipient is resident, the Company, the Purchaser and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder, Optionholder or RSU holder under this Plan of Arrangement (including any payment to Dissenting Shareholders) such amounts as the Company, the Purchaser or the Depositary may be required or permitted to deduct and withhold with respect to such payment or deliverable under the Tax Act, the U.S. Tax Code and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law. For the purposes hereof, all such withheld amounts will be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, the Purchaser or the Depositary, as the case may be.

5.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement will be free and clear of any Liens or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement will take precedence and priority over any and all Shares, Options and RSUs issued before the Effective Time, (b) the rights and obligations of Shareholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, will be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Options and RSUs will be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a) The Company reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time before the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Purchaser, (iii) if made following the Company Meeting, approved by the Court and (iv) communicated to or approved by Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time before the Company Meeting (provided that the Purchaser has consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and the Purchaser and (ii) if required by the Court or applicable Law, is consented to by Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Shares.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company and the Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.